Exhibit 99.1

Viomi Technology Co., Ltd Reports Third Quarter 2018 Unaudited Financial Results

-Net revenues increased by 170.9% year-over-year to RMB565.3 million-

GUANGZHOU, China, November 26, 2018 — Viomi Technology Co., Ltd, Inc. (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial and Operating Highlights

•                  Net revenues reached RMB565.3 million (US$82.3 million), representing an increase of 170.9% from the third quarter of 2017.

•                  Gross margin was 30.0%, compared to 32.2% for the third quarter of 2017.

•                  Net loss was RMB59.8 million (US$8.7 million), compared to a net income of RMB27.3 million for the third quarter of 2017.

•                  Non-GAAP net income1 was RMB38.7 million (US$5.6 million), representing an increase of 35.6% from the third quarter of 2017.

•                  Number of household users reached over 1.4 million, compared to approximately 1.2 million as of the end of the second quarter of 2018 and approximately 0.7 million as of the end of the third quarter of 2017.

•                  Percentage of household users with at least two connected products reached 13.2%, compared to 12.5% as of the end of the second quarter of 2018 and 10.9% as of the end of the third quarter of 2017.

•                  Number of Viomi offline experience stores reached approximately 1,200, compared to approximately 700 as of the end of the second quarter of 2018 and approximately 350 as of the end of the third quarter of 2017.

First Nine Months of 2018 Financial and Operating Highlights

•                  Net revenues reached RMB1,605.5 million (US$233.8 million), representing an increase of 235.0% from the first nine months of 2017.

•                  Gross margin was 28.6%, compared to 30.7% in the first nine months of 2017.

•                  Net income was RMB10.5 million (US$1.5 million), compared to a net income of RMB46.2 million for the first nine months of 2017.

•                  Non-GAAP net income was RMB116.8 million (US$17.0 million), representing an increase of 126.6% from the first nine months of 2017.

“We are pleased to report strong operational and financial results for the third quarter of 2018, our first quarter as a public company,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi. “Net revenues increased by over 170% year-over-year in the third quarter of 2018, driven by robust market demand across key product categories, particularly relating to the continued successful rollout and significant increase in sales of Viomi-branded products.”

1  “Non-GAAP net income” is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“Our mission is to redefine the future home through our unique IoT @ Home platform. Our success has largely been driven by our attractive value proposition, increasing brand recognition, new product launches, sales channel expansion, and increasing receptiveness toward and adoption of smart home AI and IoT technology in China,” Mr. Chen added.

“During the third quarter, we continued to deepen our household penetration with our number of household users reaching over 1.4 million as of the end of the third quarter of 2018. In addition, the percentage of our household users possessing at least two of our IoT products increased to 13.2% from 12.5% as of the end of the second quarter,” continued Mr. Chen. “In terms of new product launches, we successfully introduced approximately 15 new product lines in the third quarter of 2018, including our flagship 21 Face Smart Refrigerator, Viomi Two-in-One Smart Washer Dryer and our Viomi Smart Water Heater to further complement our IoT-enabled smart home product portfolio. On the channel expansion front, the number of Viomi offline experience stores has increased to approximately 1,200 as of the end of the third quarter of 2018, compared to approximately 700 as of the end of the second quarter, and we are targeting approximately 1,500 stores by the end of this year. We believe we are well positioned to benefit from the tremendous growth opportunities ahead in China’s smart home products industry. We will strive to further strengthen our market position and deliver long-term shareholder value.”

“In addition to the robust net revenue growth we achieved in the third quarter, gross margin remained strong at 30.0% and we also enjoyed solid year-over-year non-GAAP net income growth of 35.6%,” Mr. Shun Jiang, Chief Financial Officer of Viomi commented. “As we look ahead and continue to grow our business through further brand investment, product development and sales channel expansion, we intend to do so in a prudent manner with an emphasis on maximizing operating efficiency, achieving economies of scale and enhancing cost control. We are proud of the strong top-line growth we have been able to deliver, while also maintaining consistent and healthy profitability. As such, we are confident in our ability to successfully execute our growth strategies going forward,” Mr. Jiang concluded.

Third Quarter 2018 Financial Results

Net revenues increased by 170.9% to RMB565.3 million (US$82.3 million) from RMB208.7 million in the third quarter of 2017, primarily due to the continued successful rollout and significant increase in sales of Viomi-branded products.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 181.7% to RMB482.5 million (US$70.3 million) from RMB171.3 million in the third quarter of 2017, primarily due to the continued successful rollout of our smart kitchen products and other smart products.

Value-added businesses and consumable products. Revenues from value-added businesses and consumable products increased by 121.4% to RMB82.8 million (US$12.1 million) from RMB37.4 million in the third quarter of 2017, primarily due to an increase in and demand for the Company’s value-added products.

Cost of revenues increased by 179.5% to RMB395.5 million (US$57.6 million) from RMB141.5 million in the third quarter of 2017. The increase was relatively in line with the rapid growth of net revenues.

Gross profit increased by 152.8% to RMB169.9 million (US$24.7 million) from RMB67.2 million in the third quarter of 2017. Gross margin was 30.0%, compared to 32.2% in the third quarter of 2017, primarily due to the shifts in the Company’s business and product mix.

Total operating expenses increased by 531.5% to RMB230.2 million (US$33.5 million) from RMB36.5 million in the third quarter of 2017, primarily due to the rapid growth of the Company’s business as well as an increase in share-based compensation expenses, which totaled RMB98.6 million (US$14.4 million), including a one-off share-based compensation expense of RMB90.2 million (US$13.2 million), compared to RMB1.2 million in the third quarter of 2017. The one-off share-based compensation expense was related to 4,000,000 class A ordinary shares granted to the founder prior to the Company’s initial public offering, which were immediately vested, to award the founder’s contribution to the Company’s development.

Research and development expenses increased by 160.5% to RMB33.4 million (US$4.9 million) from RMB12.8 million for the third quarter of 2017, primarily due to an increase in employee-related expenses, including share-based compensation expenses to attract and retain research and development personnel, as well as increases in expenses associated with new product development.

Selling and marketing expenses increased by 368.8% to RMB97.4 million (US$14.2 million) from RMB20.8 million for the third quarter of 2017, primarily due to an increase in employee-related expenses, as well as increases in logistics, advertising, marketing and brand promotion expenses in relation to Viomi-branded products.

General and administrative expenses was RMB99.4 million (US$14.5 million), compared to RMB2.9 million for the third quarter of 2017, primarily due to the one-off share-based compensation expense of RMB90.2 million (US$13.2 million), as well as professional service fees and other expenses of RMB4.3 million (US$0.6 million) related to the Company’s initial public offering.

Loss from operations was RMB59.2 million (US$8.6 million), compared to income from operations of RMB31.0 million for the third quarter of 2017. Non-GAAP operating income2, excluding the impact of share-based compensation expenses, was RMB39.4 million (US$5.7 million), compared to RMB32.2 million for the third quarter of 2017.

2  “Non-GAAP operating income” is defined as income (loss) from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Loss before income tax was RMB56.4 million (US$8.2 million), compared to income before income tax of RMB31.8 million for the third quarter of 2017.

Income tax expenses were RMB3.5 million (US$0.5 million), compared to RMB4.4 million for the third quarter of 2017. As share-based compensation expenses are not deductible for income tax purpose, we incurred income tax expense although we were in a pre-tax loss position in the third quarter of 2018.

Net loss was RMB59.8 million (US$8.7 million), compared to net income of RMB27.3 million for the third quarter of 2017, primarily due to the increase in share-based compensation expenses, including the one-off share-based compensation expense of RMB90.2 million (US$13.2 million).

Non-GAAP net income was RMB38.7 million (US$5.6 million), representing an increase of 35.6% from non-GAAP net income of RMB28.6 million for the third quarter of 2017.

Balance Sheet and Cash Flow

As of September 30, 2018, the Company had cash and cash equivalents of RMB933.3 million (US$135.9 million), compared to RMB280.0 million as of December 31, 2017. The increase was primarily due to net proceeds of RMB636.4 million raised in the Company’s initial public offering in September 2018.

For the third quarter of 2018, net cash provided by operating activities was RMB29.8 million.

Shares Outstanding

As of September 30, 2018, the Company had a total of 207.8 million common shares, or the equivalent of 69.3 million ADSs, outstanding.

First Nine Months of 2018 Financial Results

Net revenues increased by 235.0% to RMB1,605.5 million (US$233.8 million) from RMB479.3 million for the first nine months of 2017.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 224.5% to RMB1,310.7 million (US$190.8 million) from RMB403.9 million in the first nine months of 2017.

Value-added businesses and consumable products. Revenues from value-added businesses and consumable products increased by 291.2% to RMB294.8 million (US$42.9 million) from RMB75.3 million in the first nine months of 2017.

Cost of revenues increased by 245.3% to RMB1,146.1 million (US$166.9 million) from RMB331.9 million for the first nine months of 2017.

Gross profit increased by 211.7% to RMB459.4 million (US$66.9 million) from RMB147.4 million for the first nine months of 2017. Gross margin was 28.6%, compared to 30.7% in the first nine months of 2017.

Total operating expenses increased by 354.7% to RMB440.7 million (US$64.2 million) for the first nine months of 2018 from RMB96.9 million in the first nine months of 2017, primarily due to the rapid growth of the Company’s business as well as an increase in share-based compensation expenses, which totaled RMB106.4 million (US$15.5 million), including a one-off share-based compensation expense of RMB90.2 million (US$13.2 million), compared to RMB5.3 million in the first nine months of 2017.

Research and development expenses increased by 135.6% to RMB82.4 million (US$12.0 million) from RMB35.0 million for the first nine months of 2017.

Selling and marketing expenses increased by 358.6% to RMB244.0 million (US$35.5 million) from RMB53.2 million for the first nine months of 2017.

General and administrative expenses was RMB114.2 million (US$16.6 million), compared to RMB8.7 million for the first nine months of 2017, primarily due to the one-off share-based compensation expense of RMB90.2 million (US$13.2 million), professional service fees and other expenses related to the Company’s initial public offering of RMB7.5 million (US$1.1 million), as well as the expansion of administration departments.

Income from operations was RMB20.1 million (US$2.9 million), compared to RMB52.6 million for the first nine months of 2017. Non-GAAP operating income, excluding the impact of share-based compensation expenses, was RMB126.4 million (US$18.4 million), compared to RMB57.9 million for the third quarter of 2017.

Income before income tax expenses was RMB25.5 million (US$3.7 million), compared to RMB54.2 million for the first nine months of 2017.

Income tax expenses were RMB15.1 million (US$2.2 million), compared to RMB8.0 million for the first nine months of 2017. The effective tax rate in the first nine months of 2018 was significantly impacted by the one-off share-based compensation expense of RMB90.2 million, which was non-deductible for income tax purpose.

Net income was RMB10.5 million (US$1.5 million), compared to RMB46.2 million for the first nine months of 2017.

Non-GAAP net income was RMB116.8 million (US$17.0 million), compared to RMB51.6 million for the first nine months of 2017.

Outlook

For the fourth quarter of 2018, the management of the Company currently expects:

•                  Net revenues to be between RMB850.0 million and RMB880.0 million, representing year-over-year growth of approximately 115.8% to 123.4%.

For the full year of 2018, the management of the Company currently expects:

•                  Net revenues to be between RMB2,455.5 million and RMB2,485.5 million, representing year-over-year growth of approximately 181.2% to 184.6%.

The above outlook is based on the current market conditions and reflects Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:30 a.m. Eastern Time on Monday, November 26, 2018 (9:30 p.m. Beijing Time on November 26, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	1-888-346-8982
International:	1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

A telephone replay will be available one hour after the call until on December 3, 2018 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10126391

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income (loss), non-GAAP net income (loss), non-GAAP net income (loss) attributable to the Company, non-GAAP net income (loss) attributable to ordinary shareholders, non-GAAP basic and diluted net income (loss) per ordinary shares and non-GAAP basic and diluted net income (loss) per ADS, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income (loss) is income (loss) from operations excluding share-based compensation expenses. Non-GAAP net income (loss) is net income (loss) excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to the Company is net income (loss) attributable to the Company excluding share-based compensation expenses. Non-GAAP net income (loss) attributable to ordinary shareholders is net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures, should not be considered in isolation or construed as alternative to income (loss) from operations, net (loss) income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 6.8680 to US$1.00, the effective noon buying rate for September 28, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 28, 2018, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and the global, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

E-mail:  ir@viomi.com.cn

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6200

E-mail:  viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2017	2018	2018
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	279,952	933,288	135,889
Accounts and notes receivable from third parties (net of allowance of nil and nil as of December 31, 2017 and September 30, 2018, respectively)	4,348	87,958	12,807
Accounts receivable from a related party (net of allowance of nil and nil as of December 31, 2017 and September 30, 2018, respectively)	249,548	240,947	35,083
Other receivables from related parties (net of allowance of nil and nil as of December 31, 2017 and September 30, 2018, respectively)	57,608	59,061	8,599
Inventories	50,692	201,102	29,281
Prepaid expenses and other assets	23,283	89,389	13,017
Total current assets	665,431	1,611,745	234,676

Non-current assets
Prepaid expenses and other assets	—	5,228	761
Property, plant and equipment, net	3,086	3,165	461
Deferred tax assets	3,048	5,133	747
Intangible assets, net	—	179	26
Total non-current assets	6,134	13,705	1,995
Total assets	671,565	1,625,450	236,671

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	291,643	415,133	60,445
Advances from customers	27,015	64,731	9,425
Amount due to related parties	35,953	2,212	322
Accrued expenses and other liabilities	61,424	131,308	19,118
Share-based compensation liabilities	4,738	—	—
Income tax payables	11,612	5,217	760
Total current liabilities	432,385	618,601	90,070
Non-current liabilities
Accrued expenses and other liabilities	460	224	33
Total liabilities	432,845	618,825	90,103

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of September 30,
	2017	2018	2018
	RMB	RMB	US$
Mezzanine equity
Class B redeemable convertible ordinary shares (“Class B Ordinary Shares”) (US$0.00001 par value; 1,352,727,280 shares authorized, 135,272,728 shares issued and 84,545,455 shares outstanding as of December 31, 2017 and none authorized, issued and outstanding as of September 30, 2018)	256,883	—	—
Series A redeemable convertible preferred shares (“Series A Preferred Shares”) (US$0.00001 par value; 181,818,180 shares authorized and 18,181,818 shares issued and outstanding as of December 31, 2017 and none authorized, issued and outstanding as of September 30, 2018)	151,045	—	—

Total mezzanine equity	407,928	—	—

Shareholders’ (deficit) equity
Class A ordinary shares (US$0.00001 par value; 3,465,454,540 and nil shares authorized as of December 31, 2017 and September 30, 2018, respectively; 33,818,182 and nil shares issued as of December 31, 2017 and September 30, 2018, respectively; 25,363,636 and none outstanding as of December 31, 2017 and September 30, 2018, respectively)	2	—	—
Post-IPO Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; nil and 90,200,000 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	—	5	1
Post-IPO Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; nil and 117,600,000 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	—	7	1
Additional paid-in capital	9,679	1,183,465	172,316
Accumulated deficit	(160,885)	(150,428)	(21,903)
Accumulated other comprehensive loss	(18,004)	(29,423)	(4,284)

Total Viomi Technology Co., Ltd (the “Company”)’s shareholders’ (deficit) equity	(169,208)	1,003,626	146,131

Non-controlling interests	—	2,999	437

Total shareholders’ (deficit) equity	(169,208)	1,006,625	146,568

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	671,565	1,625,450	236,671

VIOMI TECHNOLOGY CO., LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE (LOSS) INCOME
(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
A related party	180,163	243,725	35,487	423,332	895,263	130,353
Third parties	28,504	321,589	46,824	55,960	710,230	103,411
Total net revenues	208,667	565,314	82,311	479,292	1,605,493	233,764
Cost of revenues:
Purchase from a related party	(251)	(2,637)	(384)	(259)	(8,027)	(1,169)
Purchase from third parties	(141,213)	(392,813)	(57,195)	(331,666)	(1,138,053)	(165,704)
Total cost of revenues	(141,464)	(395,450)	(57,579)	(331,925)	(1,146,080)	(166,873)
Gross profit	67,203	169,864	24,732	147,367	459,413	66,891
Operating expenses(1)
Research and development expenses	(12,808)	(33,371)	(4,859)	(34,985)	(82,418)	(12,000)
Selling and marketing expenses (including RMB941, RMB8,788, RMB1,363 and RMB11,558 with related parties for the three months ended September 30, 2017 and September 30, 2018 and for the nine months ended September 30, 2017 and 2018, respectively)	(20,786)	(97,440)	(14,188)	(53,208)	(244,029)	(35,531)
General and administrative expenses	(2,862)	(99,412)	(14,475)	(8,731)	(114,249)	(16,635)
Total operating expenses	(36,456)	(230,223)	(33,522)	(96,924)	(440,696)	(64,166)
Other income (expenses)	249	1,205	175	2,115	1,353	197
Income (loss) from operations	30,996	(59,154)	(8,615)	52,558	20,070	2,922
Interest income (including net interest expense of nil, nil, nil, RMB333 with related parties for the three months ended September 30, 2017 and September 30, 2018 and for the nine months ended September 30, 2017 and 2018, respectively)	765	2,784	405	1,691	5,443	793
Income (loss) before income tax expenses	31,761	(56,370)	(8,210)	54,249	25,513	3,715
Income tax expenses	(4,439)	(3,465)	(505)	(8,008)	(15,057)	(2,192)
Net income (loss)	27,322	(59,835)	(8,715)	46,241	10,456	1,523
Less: Net loss attributable to the non-controlling interest shareholder	—	(1)	—	—	(1)	—
Net income (loss) attributable to the Company	27,322	(59,834)	(8,715)	46,241	10,457	1,523
Accretion of Series A Preferred Shares	(2,215)	(2,235)	(325)	(6,604)	(6,563)	(956)
Cumulative dividend on Series A Preferred Shares	(2,663)	(2,562)	(373)	(8,136)	(7,631)	(1,111)
Cumulative dividend on Class B Ordinary Shares	(216)	(208)	(30)	(660)	(620)	(90)
Undistributed earnings allocated to Series A Preferred Shares	(2,159)	—	—	(2,994)	—	—
Undistributed earnings allocated to Class B Ordinary Shares	(16,056)	—	—	(22,278)	—	—
Undistributed earnings allocated to unvested Class A ordinary shares	(1,232)	—	—	(1,499)	—	—
Net income (loss) attributable to ordinary shareholders of the Company	2,781	(64,839)	(9,443)	4,070	(4,357)	(634)

VIOMI TECHNOLOGY CO., LTD
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE (LOSS) INCOME (CONTINUED)
(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) attributable to the Company	27,322	(59,834)	(8,715)	46,241	10,457	1,523
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	6,533	(8,399)	(1,223)	13,854	(11,419)	(1,663)
Total comprehensive income (loss) attributable to the Company	33,855	(68,233)	(9,938)	60,095	(962)	(140)
Net income (loss) per ADS*
-Basic	0.36	(6.93)	(1.02)	0.63	(0.48)	(0.06)
-Diluted	0.30	(6.93)	(1.02)	0.51	(0.48)	(0.06)
Weighted average number of ADS used in calculating net income per ADS
-Basic	7,811,264	9,355,237	9,355,237	6,369,297	9,059,474	9,059,474
-Diluted	9,527,878	9,355,237	9,355,237	8,023,814	9,059,474	9,059,474
Net income (loss) per share attributable to ordinary shareholders of the Company
-Basic	0.12	(2.31)	(0.34)	0.21	(0.16)	(0.02)
-Diluted	0.10	(2.31)	(0.34)	0.17	(0.16)	(0.02)
Weighted average number of ordinary shares used in calculating net income per share
-Basic	23,433,793	28,065,711	28,065,711	19,107,891	27,178,421	27,178,421
-Diluted	28,583,635	28,065,711	28,065,711	24,071,442	27,178,421	27,178,421

*Each ADS represents 3 ordinary shares.

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses	637	90,992	13,249	2,881	91,978	13,392
Research and development expenses	356	4,867	709	1,848	9,095	1,324
Selling and marketing expenses	251	2,725	397	584	5,285	770

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP And Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations	30,996	(59,154)	(8,615)	52,558	20,070	2,922
Share-based compensation expenses	1,244	98,584	14,355	5,313	106,358	15,486

Non-GAAP operating income	32,240	39,430	5,740	57,871	126,428	18,408

Net income (loss)	27,322	(59,835)	(8,715)	46,241	10,456	1,523
Share-based compensation expenses	1,244	98,584	14,355	5,313	106,358	15,486

Non-GAAP net income	28,566	38,749	5,640	51,554	116,814	17,009

Net income (loss) attributable to the Company	27,322	(59,834)	(8,715)	46,241	10,457	1,523
Share-based compensation expenses	1,244	98,584	14,355	5,313	106,358	15,486

Non-GAAP net income attributable to the Company	28,566	38,750	5,640	51,554	116,815	17,009

Net income (loss) attributable to ordinary shareholders	2,781	(64,839)	(9,443)	4,070	(4,357)	(634)
Share-based compensation expenses	1,244	98,584	14,355	5,313	106,358	15,486

Non-GAAP net income attributable to ordinary shareholders	4,025	33,745	4,912	9,383	102,001	14,852

Non-GAAP net income per ADS
-Basic	0.51	3.60	0.51	1.47	11.25	1.65
-Diluted	0.42	2.76	0.39	1.17	8.52	1.23

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	7,811,264	9,355,237	9,355,237	6,369,297	9,059,474	9,059,474
-Diluted	9,527,878	12,181,497	12,181,497	8,023,814	11,962,361	11,962,361

Non-GAAP net income per ordinary share
-Basic	0.17	1.20	0.17	0.49	3.75	0.55
-Diluted	0.14	0.92	0.13	0.39	2.84	0.41

Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	23,433,793	28,065,711	28,065,711	19,107,891	27,178,421	27,178,421
-Diluted	28,583,635	36,544,491	36,544,491	24,071,442	35,887,083	35,887,083

Note: The non-GAAP adjustments does not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.